Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,
	2015	2016	2017	2018	2019
Income before income taxes	$1,580	$1,108	$764	$528	$763
Add: Fixed charges	2,077	2,445	2,975	3,672	3,491
Total earnings	$3,657	$3,553	$3,739	$4,200	$4,254
Interest expense	$2,074	$2,441	$2,971	$3,668	$3,488
Rental expense, net of income	3	4	4	4	3
Total fixed charges	2,077	2,445	2,975	3,672	3,491
Preferred stock dividends	-	-	—	—	—
Total fixed charges and preferred stock dividends	$2,077	$2,445	$2,975	$3,672	$3,491
Ratio of earnings to fixed charges(1)	1.76	1.45	1.26	1.14	1.22
Ratio of earnings to fixed charges and preferred stock dividends(1)	1.76	1.45	1.26	1.14	1.22

(1) For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.